UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549


                           FORM 10-SB


           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

                Pursuant to Section 12(b) or (g)
           of the Securities and Exchange Act of 1934


                     WORLDWIDE ENERGY, INC.


       Oklahoma                                  75-5555555
(State of organization)              (I.R.S. Employer Identification No.)

3168 Bel Air Drive Las Vegas, Nevada              89109
(Address of principal executive offices)          (Zip Code)


Registrant's  telephone number, including area code: (702) 792-8404


Securities to be registered pursuant to Section 12(b)of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act: Common

Item 1.   Business.

Development of Business

The Company was incorporated under the laws of the Sate of Oklahoma on April 7, 1987. The Company was considered dormant through March 12,1996, when new management took control of the company. On April 11, 1996, the Company obtained an amended and restated Certificate of Incorporation from the State of Oklahoma.

From  March  12, 1996 to March 31, 1998, the Company was  in  the
development stage, and from April 1, 1998 through December 31, 1998 the company was inactive. On August 1, 1998 the Board resolved to change the name of the Company from C/Grip: Inc. to Worldwide Energy, Inc. On August 25, 1998 the Company and Green River Coal, Inc. entered into a Tax Free Exchange. The Company exchanged 13,216,448 of common shares for 100% control consisting of 100,000 shares of common stock of Green River Coal, Inc. Green River Coal, Inc. was incorporated on October 1, 1990. The Corporation owns 3,712.72 acres of Low Sulfur coal leases in Wayne County, Utah. These properties contain 47,105,000 tons of low sulfur coal, which has a market value in the amount of $174,288,000. This coal meets the specifications of the Clean Air Act, which requires less than 1.2-% sulfur. Congress passed the Clean Air Act, which requires very low sulfur emissions by end users of coal beginning in 1995. The maximum sulfur allowed to be burned after the effective date is 1.2%. The Utah Coal is one of the few large areas remaining where low sulfur coal (high in BTU'S from 8,000 to 13,000 BTU'S) is found in the United States. The Sulfur content of this coal is below 1%, which will satisfy the Clean Air requirements. Many Utilities with coal fired plants have burning 4% to 6% sulfur which is common to coal produced in the Eastern half of the U.S. The Company merged with Green River Coal, Inc. and came under new management control.

On September 9, 1999, the Company entered into a contract to sell its low sulfur coal properties to a World Link Capital, LLC for $169,925,000 in cash to be received over a period of three years.

Item 2.   Financial Information.

          As of June 30, 1999:

          Current Assets             $1,602,056
          Current Liabilities        $    7,436
          Stockholders' Equity       $1,602,056


Management Discussion and Analysis

The Company was incorporated under the laws of the Sate of Oklahoma on April 7, 1987. The Company was considered dormant through March 12,1996, when new management took control of the company. On April 11, 1996, the Company obtained an amended and restated Certificate of Incorporation from the State of Oklahoma.

From  March  12, 1996 to March 31, 1998, the Company was  in  the
development stage, and from April 1, 1998 through December 31, 1998 the company was inactive. On August 1, 1998 the Board resolved to change the name of the Company from C/Grip: Inc. to Worldwide Energy, Inc. On August 25, 1998 the Company and Green River Coal, Inc. entered into a Tax Free Exchange. The Company exchanged 13,216,448 of common shares for 100% control consisting of 100,000 shares of common stock of Green River Coal, Inc. Green River Coal, Inc. was incorporated on October 1, 1990. The Corporation owns 3,712.72 acres of Low Sulfur coal leases in Wayne County, Utah. These properties contain 47,105,000 tons of low sulfur coal, which has a market value in the amount of $174,288,000. This coal meets the specifications of the Clean Air Act, which requires less than 1.2-% sulfur. Congress passed the Clean Air Act, which requires very low sulfur emissions by end users of coal beginning in 1995. The maximum sulfur allowed to be burned after the effective date is 1.2%. The Utah Coal is one of the few large areas remaining where low sulfur coal (high in BTU'S from 8,000 to 13,000 BTU'S) is found in the United States. The Sulfur content of this coal is below 1%, which will satisfy the Clean Air requirements. Many Utilities with coal fired plants have burning 4% to 6% sulfur which is common to coal produced in the Eastern half of the U.S. The Company merged with Green River Coal, Inc. and came under new management control.

On September 9, 1999, the Company entered into a contract to sell its low sulfur coal properties to a World Link Capital, LLC for $169,925,000 in cash to be received over a period of three years.


Item 3.   Properties.

For the six month period ended June 30, 1999, all activities of the Company have been conducted from the corporate officer's residence a no charge. There are no current or future agreements for the use of these facilities nor are there any liabilities for the past use of these facilities.

Coal mining leases Consist of 3,717.72 acres of Low Sulfur coal mining leases in Wayne County, Utah, as discussed in Note 1. Such leases are renewable on an annual basis provided the Company has diligently engaged in activity to bring the coal resources into commercial production. The lease renewal rates consist of an annual royalty of $3.00 per acre plus an annual rent of $1.00 per acre. The next reassessment date for the leases is May 31, 2008. Lease expense for the six months ended June 30, 1998 was $7,436 (unaudited). The future minimum royalties and rentals total $14,871 annually through 2008.

Item 4.   Security Ownership of Certain Beneficial Owners and
          Management.

Security  Ownership  of  Certain Beneficial  Owners  -  Worldwide
Energy, Inc.As of  October 31, 1999

  Title  of  Name/Address of Owner    Shares        Percent
  Class      Officers and Directors   Beneficially  of Class
             (1 Person)               Owned

  Common     F.W. Young               2,000         .01%
             1502 Lakeside Drive
             Number 205N
             Lake Worth, FL 33460

Security Ownership of Management - Worldwide Energy, Inc.
As of October 31, 1999

  Title  of  Name/Address of Owner       Shares       Percent
  Class                                  Beneficially  of Class
                                         Owned

  Common     Wall Street Trading Group    1,000,000      6.5%

  Common     Sunstar Holdings            12,216,448     81.0%
             3168 Bel Air Drive
             Las Vegas, Nevada  89109

  Common     Amber Holdings                 763,248     5.2%


Item 5.   Directors and Executive Officers.

  Name/Title/Address   Age     Title

  William Moon, Sr.            Chairman of the Board
  3168 Bel Air Drive
  Las Vegas, NV 89109

  Theolene D. Moon             Preseident
  3168 Bel Air Drive
  Las Vegas, NV  89109

  Fred Young                   Secretary/Treasurer
  1502 Lakeside Drive
  Number 205N
  Lake Worth, FL  33460


William Moon, SR.



Theolene D. Moon



Fred Young


Item 6.   Executive Compensation.

None.


Item 7.   Certain Relationships and Related Transactions.

None


Item 8.   Legal Proceedings.

There is no litigation involving Worldwide Energy, Inc., or any of their subsidiaries, as a party.

Item  9.    Market  Price of and Dividends  on  the  Registrant's
            Common Equity and Related Stockholder Matters.

Registrant's common stock is traded in the over-the-counter market in the United States under the symbol WWEN. The following are available high and low bids since WWEN started trading on September 30, 1998.

Worldwide Energy, Inc.

Date         Volume       High/Ask     Low/Bid       Close

09/30/98     13,400       1 1/4        0 3/4         1 1/4
10/30/98     49,100       1 1/4        0 1/2         0 9/16
11/30/98     54,200       1 1/16       0 1/4         0 3/8
12/31/98     34,100       0 3/4        0 1/4         0 3/4
01/29/99     31,800       0 13/16      0 9/16        0 3/4
02/26/99     534,800      6            0 7/16        1 3/4
03/31/99     152,800      2 3/8        1 1/4         2 1/8
04/30/99     617,000      9 7/8        2             8 7/8
05/28/99     363,000      10 1/8       6 7/8         8
06/30/99     305,400      8 5/8        5 3/4         7 1/8
07/30/99     248,100      7 7/16       4 3/4         5 1/8
08/31/99     167,700      6 5/8        3 11/16       6
9/30/99      270,300      7 1/8        3 5/8         3 15/16
10/29/99     172,100      5 1/2        3 7/8         4

Item 10.  Recent Sales of Unregistered Securities.

None

Item   11.    Description  of  Registrant's  Securities   to   be
              Registered.

The  common  stock of WWEN has a par value of $0.001 per  share..
All of the common shares are non-assessable, without non-cumulative voting, but with pre-emptive rights.

Item 12.  Indemnification of Directors and Officers.

The bylaws of WWEN do provide for the indemnification of any director, officer, employee or agent of the issuer, or any person serving in such capacity for any other entity or enterprise at the request of the issuer against any and all legal expenses (including attorneys fees), claims and liabilities arising out of any action, suit or proceeding, except an action by or in the right of the issuer, to the extent permitted by Nevada law.

Nevada law provides liberal indemnification of officers and directors of Nevada corporations. Section 78.7502 of the Nevada Revised Statutes permits a corporation to indemnify any officer, director, employee, or agent, who is, was, or is threatened to be made a party to any action, whether civil, criminal, administrative, or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was an officer, director, employee, or agent, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of a criminal action, he had no reasonable cause to believe that his conduct was unlawful. In the case in which a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of such action, the corporation must indemnify him for expenses, including attorneys' fees, actually and reasonably incurred by him.

Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to directors and controlling persons of the issuer, the issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the law and is, therefor, unenforceable. In the event a demand for indemnification is made, the issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the law and will be governed by the final adjudication of such issue.

Item 13.  Financial Statements and Supplementary Data.

The  financial statements and supplemental data required by  this
Item  13  follow the index of financial statements  appearing  at
Item 15 of this Form 10.

Item  14.   Changes  in  and Disagreements  with  Accountants  on
Accounting and Financial Disclosure.

None

Item 15.  Financial Statements and Exhibits.

See Exhibit 13.1 below.

SIGNATURES

Pursuant  to  the  requirements of Section 12 of  the  Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WORLDWIDE ENERGY, INC.


By:/s/ Winfield Moon
       Winfield Moon, Chairman of the Board


                          EXHIBIT INDEX

Exhibit                     Description                    Method of
Number                                                     Filing

3.1       Articles of Incorporation                        See Below

3.2       Amended and Restated Articles of                 See Below
          Incorporation
3.3       Bylaws                                           See Below
5.1       Opinion Re: Legality                             See Below
10.1      Plan of Reorganization                           See Below
10.2      Purchase Payment Plan                            See Below
13.1      Audited  Financials Statements                   See Below
23.1      Consent of Counsel                               See Below
23.2      Consent of Accountant                            See Below